Exhibit 99.1

Press Release

Sanofi accelerates global shipping of Beyfortus to prepare healthcare providers months ahead of 2025-2026 RSV season

Paris, June 9, 2025. Sanofi is shipping Beyfortus (nirsevimab) starting in early Q3 to ensure broad availability well ahead of the 2025-2026 respiratory syncytial virus (RSV) season, which typically starts in November and runs through March. Immunizations begin in early fall and these advance shipments provide confidence for healthcare providers to support their efforts. Demand has continued to increase since the launch of Beyfortus, the only option that can offer RSV protection designed for all infants with proven high, sustained efficacy through a typical RSV season and an unparalleled body of real-world evidence.

Sanofi, in collaboration with its partner AstraZeneca, has tripled production capacity and doubled the number of manufacturing sites since the launch of Beyfortus in 2023. Current supply for the upcoming season already matches the total doses distributed last year and production continues. Last season in the US, enough doses were produced to cover every infant — a benchmark that reflects both Sanofi’s and AstraZeneca’s global commitment to ensuring timely access for all infants.

Thomas Triomphe

Executive Vice President, Vaccines

“Our third year of providing RSV protection marks a transformative era in infant health. Backed by more than 40 real-world studies involving 250,000 immunized infants, Beyfortus has consistently proven itself as an effective RSV immunization. To meet growing demand since launch, we have meticulously primed our global distribution network to ensure Beyfortus will continue to deliver significant public health impact and offer high, sustained efficacy for infants regardless of underlying health conditions or the timing of when they are born.”

Beyfortus duration of protection extended through six months in the EU

This year’s EU shipments are marked by an important change to the Beyfortus EU label extending the duration of protection through six months, so Beyfortus can continue to offer season-long protection for all infants, including older babies immunized just before the RSV season begins. More than six million babies have been immunized worldwide and millions more will be immunized this season in more than 40 countries to help protect them from the potentially devastating impact of RSV disease.

All infants are at risk from RSV

RSV is a highly contagious virus infecting two out of three infants in their first year of life and nearly all children by their second birthday. RSV is the main cause of lower respiratory tract disease and a leading cause of hospitalization in all infants worldwide, with most hospitalizations occurring in healthy infants born at term.

With an extended half-life of 71 days, Beyfortus stands apart as the longest-acting monoclonal antibody for the prevention of RSV lower respiratory tract disease in infants, and the only RSV immunization designed to protect all infants born before or during the RSV season, at term or preterm, healthy or with underlying conditions. Administration can be timed to coincide with the RSV season and provided directly to newborns and infants as a single dose. Beyfortus offers rapid protection without requiring activation of the immune system. Beyfortus is also designed to protect children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Beyfortus was approved and granted special designations to expedite development across major geographies including the US, the EU, Japan and China.

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About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Investor Relations

Thomas Kudsk Larsen | + 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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